EXHIBIT 99.1

BANCOLOMBIA S.A. ANNOUNCES THE CONCLUSION OF THE DEMATERIALIZATION PROCESS:

Medellín, Colombia, January 20, 2014

That from this date on, all of BANCOLOMBIA S.A.’s issued and outstanding shares will be held and traded exclusively in dematerialized form. Consequently, all of the shares held in physical form will no longer be valid and all future transfers or modifications to the rights held in them will be made through book-entry records made by the Depósito Centralizado de Valores – DECEVAL.

In accordance with the mentioned above, the new ISINs assigned by DECEVAL to the issued and outstanding shares, are the following:

Common shares: COB07PA00078

Preferred Non-Voting Shares: COB07PA00086

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP Tel.: (574) 4042199	Financial VP Tel: (571) 4885934	IR Manager Tel.: (574) 4041837